Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

February 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	Ashford Hospitality Trust, Inc.
Registration Statement on Form S-11, as amended
File No. 333-283802

Dear Ms. Paulemon:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to February 7, 2025 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Laura Sirianni of DLA Piper LLP (US), counsel to the Company, at (919) 786-2025.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Alex Rose
Alex Rose
Executive Vice President, General Counsel & Secretary

cc:	Laura Sirianni, DLA Piper LLP (US)